UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 12b-25
Commission File Number 000-25709
NOTIFICATION OF LATE FILING

(CHECK ONE):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form N-SAR

	For Period Ended:	September 30, 2001

                                         ☐ Transition Report on Form 10-K

                                         ☐ Transition Report on Form 20-F

                                         ☐ Transition Report on Form 11-K

                                         ☐ Transition Report on Form 10-Q

                                         ☐ Transition Report on Form N-SAR

                                         For the Transaction Period Ended:

READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.
NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I - REGISTRANT INFORMATION

EBC I, Inc.
Full Name of Registrant

eToys Inc.
Former Name if Applicable

600 Corporate Pointe, 12th Floor
Address of Principal Executive Office (Street and Number)

Culver City, California 90230
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED.)

On March 7, 2001, the Registrant filed a petition for relief under Chapter 11 of the United States Bankruptcy Code (the "Bankruptcy Code") in the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court"), Case Numbers 01-706(MFW) through 01-709(MFW) (the "Bankruptcy Filing"), ceased all operations and terminated all its employees except for certain employees needed to manage the orderly liquidation of its assets.  The Registrant is currently managing its assets as a debtor in possession pursuant to Sections 1107 and 1108 of the Bankruptcy Code and is in the process of liquidating its assets for the benefit of its estate and creditors.  The Registrant anticipates filing a plan of liquidation with the Bankruptcy Court calling for the disposition of its remaining assets and distributing all of the proceeds therefrom to its creditors. There is no possibility that any net liquidation proceeds will be available for distribution to the Registrant's stockholders.

The Registrant will endeavor to file its Quarterly Report on Form 10-Q for the quarter ending September 30, 2001 within a reasonable period of time after it is able to file its Annual Report on Form 10-K for the fiscal year ended March 31, 2001 (see the Form 12b-25 filed by the Registrant on July 2, 2001) and its Quarterly Report on Form 10-Q for the quarter ended June 30, 2001 (see Form 12b-25 filed by the Registrant on August 20, 2001), taking into account the limited human resources currently available to the Registrant.  However, to date the Registrant has not closed its books for the quarters ended June 30, 2001 and September 30, 2001 or for the fiscal year ended March 31, 2001.  Until such time as the Registrant is able to file such quarterly reports and annual report, the Registrant intends to file with the Securities and Exchange Commission under cover of Current Reports on Form 8-K, copies of the monthly reports that are required to be filed by the Registrant with the United States Trustee pursuant to the United States Trustee's "Operating Guidelines and Financial Reporting Requirements."

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Barry Gold	(310)	258-1678
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☐ Yes			☒ No

          For the reasons set forth in the Form 12b-25 filed on July 2, 2001, the Registrant has not filed its Annual Report on Form 10-K for the fiscal year ended March 31, 2001 and for the reasons set forth in the Form 12b-25 filed on August 20, 2001, the Registrant has not filed its Quarterly Report on Form 10-Q for the quarter ended June 30, 2001.

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes			☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          Due to the Bankruptcy Filing, the cessation of the Registrant’s operations and the on-going orderly liquidation of the Registrant’s assets, the Registrant’s financial statements for the quarter ended September 30, 2001 will change significantly from the quarter ended September 30, 2000.  However, an estimate of these changes cannot be made at this time because the Registrant has not finished closing its books for the quarter ended September 30, 2001 and of the need to revise the Registrant’s financial statements to utilize the liquidation method of accounting as a result of the events described in Part III of this filing.

EBC I, Inc.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	November 15, 2001	By	/s/ Barry Gold
Barry Gold, President